November 7, 2011

Via Federal Express
John Reynolds

Assistant Director

Securities and Exchange Commission
Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549-6010

Re:	Radius Health, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed October 28, 2011
File No. 333-175091
Amendment No. 5 to Form 8-K
Filed October 28, 2011
File No. 000-53173

Dear Mr. Reynolds:

On behalf of our client, Radius Health, Inc., a Delaware corporation (f/k/a MPM Acquisition Corp.) (the “Company”), submitted below are the responses of the Company to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that were contained in your letter dated November 4, 2011 (the “Comment Letter”) relating to the Company’s Registration Statement on Form S-1/A filed on October 28, 2011 (the “Form S-1”) and the Company’s Form 8-K/A filed on October 28, 2011 (the “Form 8-K”)).

To assist in your review, enclosed in the federal express package please find a marked version of Amendment No. 4 to the Form S-1 that shows the changes made to the Form S-1 and a marked version of Amendment No.5 to the Form 8-K that shows changes made to the Form 8-K in response to the Staff’s comments contained in the Comment Letter and to effect updating and other changes.

Form S-1/A, filed October 28, 2011

Collaborations and License Agreements, page 39

1.               Please revise your Forms S-1 and 8-K to clearly reflect the 5% of net royalty disclosed in Exhibit 10.4 and provide the royalty range for the remaining royalty terms that are subject to the confidential treatment request.

Response

In response to the Staff’s comment, the Company has revised its Form S-1 (on pages 41, 43 and 68-69, and Form 8-K on pages 18, 19, 44 and 45), to clearly reflect the 5% of net royalty disclosed in Exhibit 10.4 and to reflect the range for the percentage of aggregate revenue from the sale of BA058 products in France by each party for which Ipsen may elect to exercise co-marketing and co-promotion rights and the mid-single digit royalty rate applicable to Ipsen if it elects to exercise co-marketing and co-promotion rights for France. The Company has also revised its Form S-1 (on pages 41 and 69, and Form 8-K on pages 20 and 46) to (i) specify the low double digit percentage range applicable to certain payments payable by the Company to Ipsen in respect of certain payments the Company may receive from sublicensees if it sublicenses BA058, (ii) specify the low double digit percentage range applicable to certain payments payable by the Company to Eisai in respect of certain payments the Company may receive from sublicensees if it sublicenses RAD1901, and (iii) clarify the distinction between the royalty percentage and the sublicense income percentages with respect to the Eisai agreement. With these changes, the Company has provided a specific royalty rate or numerically descriptive royalty range for all royalty terms that are subject to the confidential treatment request.

Security Ownership of Certain Beneficial Owners and Management, page 89

2.               We reissue comment two of our letter dated October 25, 2011.  Please disclose the control person(s) for each entity listed in the ownership table.  In particular we note footnote 21.

Response

In response to the Staff’s comment, the Company has listed each control person for each entity listed in the Security Ownership of Certain Beneficial Owners and Management Table starting on page 89, including in footnote 21.

Exhibits

3.               We note your response to comment four of our letter dated October 25, 2011. Please file Exhibits 4.1, 10.2, 10.10, 10.11, and 10.26 in their entirety. We also continue to note that, while your exhibit index states that your Agreement and Plan of Merger has been filed with your October 24, 2011 Form 8-K/A, we are unable to locate it.  Thus, Exhibit 10.1 to the Form 8-K filed on April 29, 2011 is missing exhibits, schedules and/or attachments. Please file in its entirety.

Response

In response to the Staff’s comment, the Company has prepared a chart, attached hereto as Schedule A, which lists all exhibits, attachments, annexes and/or schedules referenced in Exhibits 4.1, 10.2, 10.10, 10.11, and 10.26 (and all exhibits, attachments, annexes and/or schedules referenced in all such exhibits, attachments and/or schedules referenced in Exhibits 4.1, 10.2, 10.10, 10.11, and 10.26) and indicates if such exhibit, attachment, annex and/or schedule exists and if it does exist a cross reference to where it has been filed by the Company.

With respect to the Company’s Agreement and Plan of Merger, the Company respectfully informs the Staff that (i) on October 24, 2011, the Company filed Amendment No. 2 to the Company’s Form 8-K filed on April 29, 2011 (the “April 8-K”) in which it filed the Company’s Agreement and Plan of Merger as Exhibit 10.1 its entirety and (ii):

2

(a)                                  evidence on Edgar of the filing of Amendment No. 2 to the April 8-K on October 24, 2011 can be found at http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001428522&owner=exclude&count=40;

(b)                                  Amendment No. 2 to the April 8-K can be found on Edgar at http://www.sec.gov/Archives/edgar/data/1428522/000110465911057446/a11-14793_78ka.htm; and

(c)                                  the copy of the Agreement and Plan of Merger filed in its entirety with the April 8-K can be found on Edgar at http://www.sec.gov/Archives/edgar/data/1428522/000110465911057446/a11-14793_7ex10d1.htm.

Form 8-K/A, filed October 28, 2011

Security Ownership of Certain Beneficial Owners and Management, page 58

4.               To the extent applicable, please revise this section to comply comment two of our letter dated October 25, 2011.  In this regard, we note footnotes 15 and 16.

Response

In response to the Staff’s comment, the Company has revised the Security Ownership of Certain Beneficial Owners and Management section of the Form 8-K to comply with the Staff’s comment two of its letter dated October 25, 2011 pertaining to the control persons of each entity listed in the table, including in footnotes 15 and 16.

Should you wish to discuss the responses included herein or materials enclosed herewith at any time, please do not hesitate to contact me. Any questions regarding accounting issues may be addressed directly to B. Nicholas Harvey, Chief Financial Officer of the Company, at (617) 444-1834.

Sincerely,

/s/ Matthew J. Cushing
Matthew J. Cushing

cc:	Erin Wilson, Securities and Exchange Commission
Pamela Howell, Securities and Exchange Commission
Brian McAllister, Securities and Exchange Commission
Tia Jenkins, Securities and Exchange Commission
C. Richard Edmund Lyttle, President and CEO, Radius Health, Inc.
B. Nicholas Harvey, CFO, Radius Health, Inc.
Julio E. Vega, Bingham McCutchen LLP

3

SCHEDULE A

A.  April 29, 2011 Form 8-K

Exhibit	Exhibit Name	Filing Date	Attachments	Status
10.1	Agreement and Plan of Merger by and among Radius Health, Inc., MPM Acquisition Corp. and RHI Merger Corp.	Original Filing: Form 8-K April 29, 2011 Last Revised Filing: Form 8-K/A October 24, 2011 (the “Final Amended April 8-K”)	Exhibit A: Certificate of Merger Exhibit B: Certificate of Designations Exhibit C: Letter of Transmittal	Filed with the Last Revised Filing Filed with the Last Revised Filing Filed with the Last Revised Filing

			Exhibit D: Form of Redemption Agreement	Filed with the Last Revised Filing

			Exhibit E: Form of Indemnification Agreement	Filed with the Last Revised Filing

			Disclosure Schedules	Filed with the Last Revised Filing

B.  May 23, 2011 Form 8-K

Exhibit	Exhibit Name	Filing Date	Attachments	Status
4.1	Amended and Restated Stockholders’ Agreement by and among Radius Health Inc., and the Investors listed therein	Original Filing: Form 8-K May 23, 2011 Last Revised Filing: Form 8-K/A October 24, 2011	Schedules 1-6: Lists of Stockholder Parties Exhibit A: Form of Employee Confidentiality Agreement Annex A: Plan of Distribution Annex B:	Filed with Last Revised Filing Non-Existent and therefore Not Filed Filed with the Last Revised Filing Filed with the Last Revised Filing
Selling Stockholder Questionnaire

			Annex C:	Filed with the Last Revised Filing
Instrument of Adherence

10.2	Stock Issuance Agreement by and between Radius Health, Inc. and Nordic Bioscience Clinical Development VII A/S	Original Filing: Form 8-K May 23, 2011	Attachment A: Term Sheet	Filed with the Last Revised Filing

	Replaced by: Amended and Restated Stock Issuance Agreement by and between Radius Health, Inc. and Nordic Bioscience Clinical Development VII A/S	Last Revised Filing: Form 10-Q/A October 24, 2011 Filed as Exhibit 10.5	• The Term Sheet attached as Attachment A includes a sentence that reads “See Attachment”. There is no Attachment to Attachment A and therefore none is filed.	Non-Existent and therefore Not Filed

10.10	License Agreement Amendment No. 2 by and between Radius Health, Inc. and Ipsen Pharma SAS.	Original Filing: Form 8-K May 23, 2011	Attachment 1: Form of Series A-1 Convertible Stock Issuance Agreement by and among Radius Health, Inc. and Ipsen Pharma SAS	Previously Filed and Filed with the Last Revised Filing
			• Schedule 1 to Attachment 1: List of Investors	Schedule I Previously Filed and Filed with Last Revised Filing is the corresponding schedule to the referenced “Schedule 1”.

		Last Revised Filing: Form 8-K/A November 7, 2011	• Exhibit A to Attachment 1: Form of Restated Certificate	Filed with the Last Revised Filing

			• Exhibit B to Attachment 1: Form of Amended & Restated Stockholders’ Agreement	Filed with the Last Revised Filing

			• Exhibit A to Exhibit B to Attachment 1: Form of Employee Confidentiality Agreement	Non-Existent and therefore Not Filed

			• Exhibit C to Attachment 1: Executive Summary	Non-Existent and therefore Not Filed

• Exhibit F to Attachment 1: Executed Agreement and Plan of Merger • Note: There are no references to any Exhibit D or E in Attachment 1. Therefore neither is missing and neither is filed.

Filed as Exhibit 10.1 to the Final Amended April 8-K filed on October 24, 2011

A slip sheet with a cross reference to Exhibit 10.1 filed with the Final Amended April 8-K is filed with the Last Revised Filing

			• Disclosure Schedules to Attachment 1	Filed with the Last Revised Filing

			• Schedule 10 to Attachment 1: Certain Covenants	Filed with the Last Revised Filing

10.11	Series A-1 Convertible Stock Issuance Agreement by and among Radius Health, Inc. and Ipsen Pharma SAS	Original Filing: Form 8-K May 23, 2011	Schedule 1: List of Investors	Schedule I Previously Filed and Filed with Last Revised Filing is the corresponding schedule to the referenced “Schedule 1”.

		Last Revised Filing: Form 8-K/A November 7, 2011	Exhibit A: Form of Restated Certificate	Previously Filed and Filed with the Last Revised Filing

			Exhibit B: Form of Amended & Restated Stockholders’ Agreement	Previously Filed and Filed with the Last Revised Filing

			• Exhibit A to Exhibit B: Form of Employee Confidentiality Agreement	Non-Existent and therefore Not Filed

			Exhibit C: Executive Summary	Non-Existent and therefore Not Filed

Exhibit F: Executed Agreement and Plan of Merger Note: There are no references to any Exhibit D or E in Exhibit 10.11. Therefore neither is missing and neither is filed.

Filed as Exhibit 10.1 to the Final Amended April 8-K filed on October 24, 2011. A slip sheet with a cross reference is to Exhibit 10.1 filed with the Final Amended April 8-K is filed with the Last Revised Filing

			Disclosure Schedules	Previously Filed and Filed with the Last Revised Filing

			Schedule 10: Certain Covenants	Previously Filed and Filed with the Last Revised Filing

10.26	Series A-1 Convertible Preferred Stock Purchase Agreement	Original Filing: Form 8-K May 23, 2011	Schedule I: List of Investors	Previously Filed and Filed with the Last Revised Filing

		Last Revised Filing: Form 8-K/A November 7, 2011	Exhibit A: Form of Restated Certificate	Previously Filed and Filed with the Last Revised Filing

			Exhibit B: Form of Amended & Restated Stockholders Agreement	Previously Filed and Filed with the Last Revised Filing

			• Exhibit A to Exhibit B: Form of Employee Confidentiality Agreement	Non-Existent and therefore Not Filed

			Exhibit C: Executive Summary	Non-Existent and therefore Not Filed

Exhibit C: Form of Indemnification Agreement (Note: The descriptor “Exhibit C” was inadvertently used twice.)

Pursuant to that certain Amendment No. 1 to Series A-1 Convertible Preferred Stock Purchase Agreement dated May 11, 2011 and filed as Exhibit 10.26.1, Exhibit C, D and E were amended out of this agreement prior to the Company’s assumption of the agreement on May 17, 2011, and therefore not filed.

Exhibit D: Form of Nordic Stock Issuance Agreement

Exhibit: E: Form of Nordic Clinical Trial Services Agreement

			Exhibit F: Executed Agreement and Plan of Merger	Filed as Exhibit 10.1 to the Final Amended April 8-K filed on October 24, 2011. A slip sheet with a cross reference is to Exhibit 10.1 filed with the Final Amended April 8-K is included herewith

			Disclosure Schedules	Previously Filed and Filed with the Last Revised Filing

			Schedule 10: Certain Covenants	Previously Filed and Filed with Last Revised Filing